September 8, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Ihealthcare, Inc., FKA Opulent Acquisition, Inc.

Form 8-K/A

Filed August 17, 2016

File No. 000-55378

To the men and women of the SEC:

On behalf of Ihealthcare, Inc., formerly known as Opulent Acquisition, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated August 26, 2016 addressed to Mr. Noel Mijares, the Company’s President, and CEO, with respect to the Company’s filing of its Form 8-K/A on August 17, 2016.

Note: On page 18 we have indicated the agreement for which we are seeking confidential treatment.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Business, page 5

1. We note your response to our prior comment 1. We also note Article 13 of your Distributor Agreement with ILS entitled “Compliance with Laws.” To the extent they are material, please revise your disclosure in the Form 8-K to discuss the applicable laws with which you and ILS have agreed to comply, such as the federal Anti-Kickback Statute. Your discussion should address the consequences of noncompliance with any applicable government rules or regulations.

Company Response:

We have added the following to page 6: “Per our agreement with ILS there are no specific laws which we have expressly agreed to abide by. However, in general we have agreed to comply with all Federal and State healthcare laws, rules and regulations, including, but not limited to, Stark, Anti-Kickback, False Claims Act, etc. Non-compliance of any rule, regulation or law, including the aforementioned, could in some way cause us to become the party of a civil or criminal suit. Generally speaking when one is a party in any civil or criminal suit it may negatively affect that party’s image and may also cause them financial harm. If this were to happen to us we may have to curtail operations, or allocate funds towards defending ourselves in any such case. If we were found guilty of violating any rule, regulation, or law our operations may be terminated, suspended, or harmed in some capacity.”

Description of Business, page 6

2. We note your response to our prior comment 2. Please be advised that comments related to your request for confidential treatment will be provided under separate cover. Please amend your Form 8-K to briefly summarize the following information in the filing: - Each party’s right to terminate the agreement; and Aggregate amounts paid or received to date under the agreement, including any up front or execution payments.

Company Response:

We have added the following information (indented section below) to page 6:

If both parties in writing agree to it they can terminate the above mentioned agreement. Our agreement with ILS also has a section titled “Termination for Cause.” This section states that:

“a. Either party will have the right to terminate the Agreement at any time if the other party is in breach of any material term, and which such party fails to cure within 10 calendar day after receiving written notice of the breach and the party’s intention to terminate.

b. ILS shall have the right to terminate this Agreement if Distributor:

1. becomes insolvent;

2. discontinues its business; or

3. becomes the subject of any voluntary or involuntary proceeding in bankruptcy, liquidation, dissolution, receivership, attachment or composition for the benefit of creditors. Such termination will become effective upon the non-terminating party’s receipt of a notice of termination at any time after the specified event.

Such termination will become effective upon the non-terminating party’s receipt of a notice of termination at any time after the specified event.”

At the time of the original 8-K filing date of April 22, 2016 no monies were paid or received under the agreement with ILS, including any up front or execution payments. As of the date of this correspondence over four months have elapsed. Recently, in our most recent fiscal quarter end August 31, 2016 we have generated our first revenues. Our revenues will continue to fluctuate as they do with any business and will be reflected in our next quarterly report. It is the Company’s belief that the 8-K should be read as of the original date of filing. As time passes the information in the 8-K will become dated, as normal business operations progress, and it is the Company’s opinion that requesting continual revisions in an effort to keep the 8-K ‘current’ would be overly burdensome and inappropriate.

Because of the aforementioned opinion we added the following on page 6:

As of April 22, 2016 no monies were paid or received under the agreement with ILS, including any up front or execution payments.

The Company acknowledges that:

- we are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: September 8, 2016

/s/ Noel Mijares

Noel Mijares

President& CEO